THERAPEUTICS Innovative Respiratory Solutions	FOR IMMEDIATE RELEASE	21622 Plummer Street Chatsworth, CA 91311 Toll Free: 800.423.8870 Phone: 818.882.0883 Main Fax: 818.882.1809

Company Contact:		Investor Contact:
Earl L. Yager		Neil Berkman Associates
President and CEO		(310) 826 — 5051
www.CHADtherapeutics.com		info@BerkmanAssociates.com
CHAD Therapeutics Reports
Fiscal 2007 Second Quarter and First Half Financial Results
Management is Encouraged by the Recent CMS Ruling
Establishing New Reimbursement Rate for Oxygen Transfilling Systems Such as CHAD’s TOTAL
O2 Home Oxygen Filling System
Provides Update on Products in Development for the Sleep Disorder Market
     CHATSWORTH, California, November 14, 2006 . . . CHAD Therapeutics, Inc. (ASE:CTU) today reported financial results for the second quarter and first half of fiscal 2007, commented on the recent decision by the Centers for Medicare & Medicaid Services (CMS) to establish a new reimbursement rate for oxygen transfilling systems such as CHAD’s proprietary TOTAL O2® home oxygen filing system, and provided an update on products the Company is developing for the sleep disorder market.
Second Quarter and First Half Results
     For the three months ended September 30, 2006, revenue declined to $4,983,000 from $5,375,000 for the second quarter of fiscal 2006. The net loss for the second quarter of fiscal 2007 was $307,000, or $0.03 per diluted share, compared to a net loss for the second quarter of fiscal 2006 of $210,000, or $0.02 per diluted share.
     For the six months ended September 30, 2006, revenue declined to $10,459,000 from $11,270,000 for last year’s period. The net loss for the first six months of fiscal 2007 was $423,000, or $0.04 per diluted share, compared to a net loss for the first six months of fiscal 2006 of $252,000 or $0.02 per diluted share.
     Sales of oxygen conservers and therapeutic devices declined 4% during the first six months of fiscal 2007 compared to the prior year, reflecting a 14% decline in sales to domestic customers and a 44% increase in international sales. The decline in domestic sales was primarily due to pricing pressure as unit sales declined by 4%.
     “We remain focused on reducing costs and have achieved significant savings by sourcing several products and components in Asia. We are analyzing additional outsourcing opportunities to improve our product margins and are developing new, low-cost conservers which may enhance our competitive position in the domestic market. Conserver sales are improving in Europe, and there are opportunities for growth in other markets this fiscal year for products we are developing based on specific requests from our distributors,” said President and CEO Earl Yager.
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CHAD, OXYMATIC, OXYMIZER, OXYLITE, and TOTAL O2 are Registered Trademarks of Chad Therapeutics, Inc.
ISO 13485 Certified Company
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CHAD Therapeutics Reports Fiscal 2007 Second Quarter and First Half Financial Results
November 14, 2006
Page Two
     Sales of CHAD’s TOTAL O2 home oxygen filing system decreased 29% during the first six months of fiscal 2007 compared to the same period of fiscal 2006. “We believe that uncertainty among homecare providers in advance of the CMS ruling on November 1, 2006, contributed to lower demand for our TOTAL O2 system in the first half of this fiscal year. International sales of our TOTAL O2 system remain small, although we are beginning to see some improvement in markets that do not have an infrastructure to support traditional oxygen delivery systems, such as Turkey and Indonesia,” Yager said.
     Working capital was approximately $9.5 million at September 30, 2006, including cash and cash equivalents of $1,777,000 versus $935,000 at March 31, 2006. The Company has no debt.
Management Comments on CMS Ruling
     On November 1, 2006, CMS posted the final rule to implement oxygen and capped rental provisions of the Deficit Reduction Act of 2005. “By establishing an entirely new payment class for portable oxygen transfilling equipment such, as CHAD’s TOTAL O2 home oxygen filling system, CMS is strongly encouraging homecare providers to invest in advanced technology solutions that will improve the quality of life for patients while reducing the cost of delivering oxygen therapy,” Yager said. He added that the CMS ruling also clarified issues regarding maintenance and servicing of oxygen equipment in the period following the transfer of title to the patient after 36 months.
     “While we continue to believe that proposals to reduce the current 36-month reimbursement period to 13 months remain an impediment to our customers’ purchase decisions, we are happy to report that we now are seeing a significant increase in interest and pricing requests for TOTAL O2. We remain convinced that the most cost-effective products will prevail in the long run. As we have said ever since we launched the TOTAL O2 system more than six years ago, we believe CHAD’s system is the most cost-effective means to provide both stationary and portable oxygen to a home oxygen patient.”
     Yager added that the Company is developing a new transfilling device that addresses the large installed base of approximately 1 million traditional oxygen concentrators in the U.S. “This new device is designed to allow homecare providers to benefit from the new reimbursement category for transfilling devices without having to write off their investment in traditional concentrators,” he said.
Sleep Product Update
     Yager added, “We are finalizing product designs and plan to initiate the FDA approval process for our initial products for the sleep disorder market. We hope to launch our first commercial product for this market in the summer of 2007,” he said.
     “Our diagnostic device targeted at sleep laboratories has proprietary, patentable features to independently monitor left and right nasal airflow, oral airflow and snoring. The device is designed to provide constant baseline airflow volumetric sleep scoring and to evaluate the effects of nasal resistance and nasal cycling. We believe these features should provide a competitive advantage over products currently in the market, which treat the nasal passages as one airway when in fact they are two airways,” Yager explained.
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CHAD Therapeutics Reports Fiscal 2007 Second Quarter and First Half Financial Results
November 14, 2006
Page Three
     CHAD also is developing a diagnostic device for performing unattended sleep studies, including at-home studies. This device is intended to enable ear, nose & throat specialists (ENTs), pediatricians and primary care physicians to diagnose sleep disorders for the first time. “More than 10 million people in the U.S. alone are estimated to have an undiagnosed sleep disorder, and the waiting time for testing at many sleep labs — which is the most common way to diagnose the problem today — is now up to eight weeks,” Yager noted. Both of CHAD’s diagnostic products will use proprietary and patented nasal cannula test kits, which will be required for each patient tested.
     “Our therapeutic device has been designed to monitor and control the left and right nasal airflows individually to create a comfortable equalizing of airflows throughout respiration. This allows for lower operating pressures, as we proved in the initial clinical trial that we reported on last year, as well as greater airway support and less drying, all of which we believe will contribute to better compliance by patients with our device than with devices currently on the market. Our device unilaterally compensates for nasal resistance, which we believe may be a competitive advantage once our products are introduced. The system will use a proprietary and patented mask and hose system that will need to be replaced at regular intervals, typically twice a year,” Yager added.
     The products for the sleep disorder market discussed above have not yet been commercially introduced. The ability of the Company to successfully introduce these products will depend upon obtaining necessary regulatory approvals and demonstrating the efficacy and reliability of the products to the health care community. As with any new products, the Company cannot know if the products will perform as expected after they have been commercially introduced. The sleep disorder market is a new market for the Company, and the Company will be competing with several well-established and much larger competitors in this market. These competitors may offer more attractive prices for their products and may introduce new products that have technological capabilities equal or superior to the Company’s products. As a result, the Company cannot predict the level of success, if any, that it will achieve with its products for the sleep disorder market.
About CHAD Therapeutics
     CHAD Therapeutics, Inc. is in the business of developing, producing and marketing respiratory care devices designed to improve the efficiency of oxygen delivery systems for home health care and hospital treatment of patients suffering from pulmonary diseases. For more information, visit www.CHADtherapeutics.com.
Safe Harbor Statements under the Private Securities Litigation Reform Act of 1995.
     The foregoing statements regarding prospects for future earnings and revenues, future sales trends and the introduction of products under development are forward-looking statements that involve certain risks and uncertainties. A number of important factors could cause actual results to differ materially from those contemplated by such forward-looking statements. These include the potential loss of one of our major customers upon whom we depend for a material portion of our business, increased competition and continuing downward pressure on prices for certain of our products, the potential introduction of new products with perceived competitive advantages over the Company’s products, changes or proposed changes in health care reimbursement which affect homecare providers, the terms of any distribution agreement which may be negotiated with respect to our TOTAL O2 system or our sleep products, and CHAD’s ability to anticipate and respond to technological and economic changes in the home oxygen market. The projected timing for the introduction of new products may be delayed as a result of unforeseen difficulties encountered in the design, manufacture and quality testing for such products. The Company has limited design and manufacturing resources and it relies to a significant extent upon independent contractors for the development of products for the sleep disorder market. As a result, the Company may have more difficulty ensuring adherence to projected timetables for the introduction of such products. Moreover, the success of the Company’s products and products under development will depend on their efficacy, reliability and the health care community’s perception of the products’ capabilities and benefits, the degree of acceptance the products achieve among homecare providers and, with respect to products under development, obtaining timely regulatory approval. Additional factors that could cause actual results to differ materially from those contemplated in this press release can be found in the Company’s annual and quarterly reports filed with the Securities and Exchange Commission under the caption “Risk Factors.”

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CHAD THERAPEUTICS, INC.
CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
Net sales	$4,983,000	$5,375,000	$10,459,000	$11,270,000
Cost of sales	3,366,000	3,594,000	7,028,000	7,388,000

Gross profit	1,617,000	1,781,000	3,431,000	3,882,000

Costs and expenses:
Selling, general and administrative	1,682,000	1,699,000	3,384,000	3,543,000
Research and development	322,000	435,000	657,000	767,000

Total costs and expenses	2,004,000	2,134,000	4,041,000	4,310,000

Operating loss	(387,000)	(353,000)	(610,000)	(428,000)

Other income, net	16,000	13,000	39,000	19,000

Loss before income taxes	(371,000)	(340,000)	(571,000)	(409,000)

Income tax benefit	(64,000)	(130,000)	(148,000)	(157,000)

Net loss	$(307,000)	$(210,000)	$(423,000)	$(252,000)

Loss per share:
Basic	$(0.03)	$(0.02)	$(0.04)	$(0.02)
Diluted	$(0.03)	$(0.02)	$(0.04)	$(0.02)

Weighted shares outstanding:
Basic	10,169,000	10,141,000	10,169,000	10,137,000
Diluted	10,169,000	10,141,000	10,169,000	10,137,000

CHAD THEREAPEUTICS, INC.
CONDENSED BALANCE SHEETS
(Unaudited)

	September 30,
	2006	2005
Assets
Current assets:
Cash	$1,777,000	$434,000
Accounts receivable, net	2,568,000	3,013,000
Income taxes refundable	182,000	—
Inventories, net	6,303,000	8,118,000
Prepaid expenses and other assets	146,000	472,000
Deferred income taxes	640,000	518,000

Total current assets	11,616,000	12,555,000

Property, plant and equipment, net	818,000	1,124,000
Intangible assets, net	1,073,000	863,000
Deferred income taxes	610,000	568,000
Other assets	44,000	65,000

Total Assets	$14,161,000	$15,175,000

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$923,000	$1,210,000
Accrued expenses	1,206,000	1,176,000
Income taxes payable	—	—

Total current liabilities	2,129,000	2,386,000

Capital lease obligation, net of current portion	—	7,000

Total liabilities	2,129,000	2,393,000

Shareholders’ equity:
Common shares, .01 par value, authorized 40,000,000 shares, 10,144,000 and 10,022,000 issued and outstanding	13,473,000	13,379,000
Accumulated deficit	(1,441,000)	(597,000)

Net shareholders’ equity	12,032,000	12,782,000

Total Liabilities and Shareholders’ Equity	$14,161,000	$15,175,000